November 12, 2014

Compañía de Minas Buenaventura S.A.A.

Form 20-F for Fiscal Year Ended December 31, 2013 filed April 30, 2014 and

Form 6-K furnished February 28, 2014

File No. 001-14370

Ms. Tia L. Jenkins

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Dear Ms. Jenkins:

We note the receipt by Compañía de Minas Buenaventura S.A.A. (the “Company”), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru (“Peru”), of the comment letter (the “Comment Letter”) dated October 24, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F (the “Form 20-F”) and Form 6-K (the “Form 6-K”). On behalf of the Company, we hereby provide the responses set forth below to the comments in the Comment Letter.

To assist the Staff review, we have included the text of the Staff’s comments below in bold type. Except as otherwise noted in this letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for such information.

Form 20-F for the Year Ended December 31, 2013
Item 3. Selected Financial Information and Operating Data, page 4

1.	We note Algon Investment S.R.L. is reviewing your reserves for your wholly-owned mines as of December 31, 2013 and that MINTEC Inc. is in the process of reviewing the proven and probable reserves for El Brocal’s mines as of December 31, 2013. Please forward to our engineer as supplemental information and not as part of your filing, these reports, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

The Company acknowledges the Staff’s comment and advises the Staff that it will forward to the Staff English translations of the requested reports on a CD, formatted as Adobe PDF files. The original reports were delivered to the Company after the filing of the Company’s 2013 Form 20-F. The Staff’s engineer may call Julio Meza, the Company’s Geology Manager, at 511-419-2612 if he has any technical questions about the Company’s reserves.

Item 3. Cerro Verde Selected Financial Information and Operating Data, page 6

2.	We note your Cerro Verde Proven and Probable Reserves at the bottom of the page are labeled as Copper (in thousands of tons). The information presented is the sum of the proven and probable reserve tonnage without any grade consideration for your copper calculation. Please modify your filing, clarifying these are the contained copper pounds and correct your disclosure.

The Company acknowledges the Staff’s comment and advises the Staff that the proven and probable reserve figures presented on page 6 appearing as “Copper (in thousands of tons)” in fact refer to, and should be labeled as, “Copper Ore (in thousands of tons).” In future filings, the Company will revise this disclosure in order to present this figure as “Copper Ore (in thousands of tons)” and proposes to additionally provide an additional figure relating to the “Estimated Contained Copper (in thousands of tons).”

The Company provides below an example of the proposed disclosure to be included in subsequent filings of a Form 20-F with updated figures.

“As of and for the year ended December 31,
2013

Proven and probable reserves:
Copper Ore (in thousands of tons)	4,047,372
Estimated Contained Copper (in thousands of tons)	14,908”

Item 4. Brownfield Exploration Projects, page 25

3.	We reviewed your disclosure regarding your non-reserve mineralization (NRM) for the Uchucchacua, Mallay, Parihuanas, Alejandra- La Zanja, and Tambomayo projects. Please amend your filing and clarifying the NRM tonnage estimates in this section are in million ton units.

The Company acknowledges the Staff’s comment and advises the Staff that figures regarding NRM tonnage estimates in the Brownfield Exploration Projects section of the Form 20-F are expressed in millions of tons. In future filings of a Form 20-F the Company will revise this disclosure to clarify that these figures are presented in million ton units.

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Item 4. Reserves, page 62

4.	We note you have combined your proven and probable reserve categories which is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as "proven and probable" only if proven and probable reserves cannot be readily segregated. Your filing does not state that your proven and probable reserves cannot be differentiated or segregated with an explanation. Please modify your filing and segregate your proven reserves from your probable reserves in the appropriate reserve tables or provide a statement that this is not possible with the appropriate explanation.

The Company acknowledges the Staff’s comment and advises the Staff that the proven and probable reserves described in the table included on page 62 of the Company’s 2013 Form 20-F can be defined and segregated. In future filings of a Form 20-F the Company will revise this disclosure by presenting the information segregated between proven and probable reserves in accordance with Industry Guide 7. The Company provides below an example of the proposed tables and associated captions to be included in future filings with information to be included for all of the Company’s mines and their respective reserves. Note that while the example below presents information with respect to two mines, the Company will present segregated information as to its proven and probable reserves for each of its mines in separate tables in future filings of a Form 20-F.

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“Proven and Probable Ore Reserves at December 31, 2013(1) (2)

Proven Reserves

	Julcani(3)	Orcopampa(4)
Ore Reserves (in thousands of t)	222	436
Grade:
Gold (g/t)	0.53	16.39
Silver (g/t)	629.24	39.67
Copper (%)	0.45	–
Zinc (%)	–	–
Lead (%)	2.29	–
Content:
Gold (in thousands of oz.)	4	230
Silver (in thousands of oz.)	4,499	556
Copper (in thousands of t)	1	–
Zinc (in thousands of t)	–	–
Lead (in thousands of t)	5	–

Probable Reserves

	Julcani(4)	Orcopampa(5)
Ore Reserves (in thousands of t)	151	198
Grade:
Gold (g/t)	0.57	16.42
Silver (g/t)	630.86	50.95
Copper (%)	0.42	–
Zinc (%)	–	–
Lead (%)	2.24	–
Content:
Gold (in thousands of oz.)	3	105
Silver (in thousands of oz.)	3,056	325
Copper (in thousands of t)	1	–
Zinc (in thousands of t)	–	–
Lead (in thousands of t)	3	–

____________________

(1)	For the year ended December 31, 2013, reserves for our wholly-owned and operated mines (which include all of the mines listed above other than Tantahuatay and La Zanja) were calculated using the following prices: US$1,200 per ounce of gold, US$20 per ounce of silver, US$1,900 per metric ton of zinc, US$2,050 per metric ton of lead and US$6,600 per metric ton of copper.

(2)	The metallurgical recovery factors used to calculate reserves for each of our mines include ore quality, gradation of ore (which impacts the effectiveness of reagents in releasing valuable metallic elements), quality of water used to treat ore (recycled water contains impurities that would interfere with the chemical reaction of the reagents) and quality of reagent used to treat ore.

(3)	The metallurgical recovery factors that impacted the calculated reserves for Julcani at December 31, 2013 were whether the ore contained iron sulfide (Pirite) higher than 8% and the quality of water.

(4)	The metallurgical recovery factors that impacted the calculated reserves for Orcopampa at December 31, 2013 were water quality (recycled water contains impurities that can interfere with the chemical reaction of the reagents) and ore grade lower than estimated or expected.”

Item 5. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold, page 84

5.	We note that you quantify each of the components that comprise costs applicable to sales by individual mine and mineral at pages 85 through 91. Please tell us and expand your disclosure in future filings to describe the method used to allocate cost of sales, exploration and selling expenses to each mine and mineral in presenting these measures. Please include your proposed disclosure in your response.

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The Company acknowledges the Staff’s comment and advises the Staff that the line items cost of sales (excluding depreciation and amortization), exploration in units in operation and selling expenses are recorded in the statements of profit or loss maintained by each of our mining units and the relevant subsidiaries.

The Company further advises the Staff that within each mining unit and subsidiary, the cost of sales (excluding depreciation and amortization), exploration in units in operation and selling expenses are allocated among each mineral produced by that mining unit proportionally to the realized price of such mineral multiplied by the volume of that mineral the Company sold, which we refer to as the “commercial value” of such mineral, in order to obtain the appropriate expense item for the applicable mineral.

The Company provides below a draft of the proposed disclosure to be added in future filings of a Form 20-F after the first paragraph appearing under the heading “G. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold,” which will describe the method the Company uses to determine and allocate the cost of sales (excluding depreciation and amortization), exploration in units in operation and selling expenses among its mines and minerals.

“In calculating these figures, we utilize financial records maintained with respect to the various mining units and subsidiaries, each on a standalone basis. Within the stand-alone accounts for each mining unit or subsidiary, we then allocate cost of sales (excluding depreciation and amortization), exploration in units in operation and selling expenses in the proportion to each mineral’s commercial value (realized price multiplied by volume sold).”

Notes to the Consolidated Financial Statements

Note 27. Disclosure of information on segments, page F-84

6.	Explain in sufficient detail how each of the sixteen companies, which appear to be operating segments, meet the aggregation criteria specified in paragraph 12(a) through 12(e) of IFRS 8.

The Company acknowledges the Staff’s comment and advises the Staff that Note 27 to the Company’s consolidated financial statements for the year ended December 31, 2013, included in the Form 20-F states the Company’s belief that the only reportable material segment is mining.

The other segments are complementary to the Company’s mining operations and the transactions with third parties entered into in connection with these other segments are immaterial. According to paragraph 13 of IFRS 8, an entity shall report separate information about an operating segment if (i) that segment’s reported revenue would constitute 10% or more of the combined revenue of all operating segments, (ii) the absolute amount of that segment’s reported profit or loss would constitute 10% or more of the greater of (a) the combined reported profit of all operating segments that did not report a loss and (b) the combined reported loss of all operating segments that reported a loss, or (iii) the assets of that segment are 10% or more of the combined assets of all operating segments. The Company has prepared the quantitative analysis below, which shows the relevant percentages used in making the determination under paragraph 13 of IFRS 8 for each non-mining operating segment for the year ended December 31, 2013 and the number of companies operating within each segment.

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	Number of		% of combined		% of combined		% of combined
	companies	Revenue	Revenue	Net Income	Net Income	Assets	Assets
		US$(000)		US$(000)		US$(000)
Segments
Mining	9	1,146,798	89%	-62,038	84%	4,471,747	98%
Electric	3	33,809	3%	-5,590	8%	16,256	0%
Insurance brokerage	1	8,455	1%	509	-1%	4,438	0%
Mining engineering consulting	1	36,636	3%	-3,210	4%	20,364	0%
Construction	1	59,743	5%	-1,948	3%	25,108	1%
Industrial	1	-	0%	-1,877	3%	22,822	1%

Sub total	16	1,285,441	100%	-74,154	100%	4,560,735	100%

As shown in the above table, the revenues, net income and total assets of the seven companies engaged in activities other than mining are below the thresholds set out in paragraph 13 of IFRS 8 and, therefore, are combined with the mining operating segment. The Company advises the Staff that effective January 1, 2014, the Company plans to combine the segment information of these seven companies and in future filings proposes to include disclosure relating to an “all other segments” category that will aggregate those seven companies’ results.

The Company supplementally advises the Staff that the percentages used in making the determination under the 13th paragraph of IFRS 8 were significantly lower for the years 2012 and 2011 as compared to those percentages in 2013.

The Company advises the Staff that its individual mining units, which are operated through nine mining companies, are each independent operating segments. The operating segments, however, have been aggregated into one reportable operating segment following the criteria described in paragraphs 12 (a) through 12 (e) of IFRS 8.

Paragraph 12 states the following: “[T]wo or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the core principle of this IFRS, the segments have similar economic characteristics, and the segments are similar in each of the following respects:

(a)	the nature of the products and services;
(b)	the nature of the production processes;
(c)	the type or class of customer for their products and services;
(d)	the methods used to distribute their products or provide their services; and,
(e)	if applicable, the nature of the regulatory environment.”

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The Company understands that aggregating these segments into one reportable operating segment is consistent with the criteria described above for the following reasons.

(a) The nature of the products and services. The nature of the products of the individual mining segments are similar in that they all service the mining industry. All of the Company’s mining subsidiaries are engaged in the holding of mining concessions, exploration, extraction, concentration and commercialization of, primarily, pollymetalic ores.

(b) The nature of the production processes. The production processes of all the Company’s mining segments are similar because there is little variance in the mineral extraction process other than some mines being underground while others utilize the open-pit method.

(c) The type or class of customer for the products. The markets and the customers that the mining segments serve with their products are essentially the same for each individual segment. All the Company’s and its subsidiaries’ products are sold to smelters, traders and banks, either in concentrate or metal form. Additionally, the Company notes that when making business decisions it evaluates the sufficiency of its reserves on a combined basis.

(d) The methods used to distribute the products. The delivery methods used by each of these operating segments is consistent among the segments and varies only with respect to the geographic location of any particular client. With respect to clients in Peru, products are delivered using truck, while products for clients outside of Peru are delivered by plane or ship.

(e) The nature of the regulatory environment. All of the Company’s mining segments are subject to the Peruvian General Mining Law and the specific legal regulations for mining activities.

In connection with this, address how you considered the financial information regarding your costs applicable to sales on pages 84 through 91 in making your determination.

The Company advises the Staff that the mines included in the tables shown in pages 84 through 91 of the Form 20-F for the year ended December 31, 2013, without exception, were considered in the aggregation of the mining operating segment. Additionally, the information as classified by mine and by metal is not regularly used by the Company’s chief operating decision maker for the purpose of making decisions about resources to be allocated to the individual mining segments and assessing their individual performance. The Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold measures, by mine and by metal, were calculated only for the purpose of presenting those figures to investors as the Company understands such information is used by some investors as a benchmark for comparing the performance of companies in the mining industry.

For the foregoing reasons, the Company advises the Staff that it believes that it has only one material reportable segment, the mining activities segment, which is primarily composed of each individual mining segment. In the Company’s consolidated financial statements for the year ended December 31, 2014 and in the financial statements included in Form 20-F filings made thereafter, the Company intends to disclose the segment information of the segments engaged in activities other than mining in a separate category referred to as “all other segments.”

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7.	We understand that you operate 12 mines. Please explain the correlation of these 12 mines to the sixteen companies which you appear to have identified as operating segments.

The Company acknowledges the Staff’s comment and advises the Staff that these 12 operating mines are owned and operated by one of the following three entities: Compañía de Minas Buenaventura S.A.A., Minera La Zanja S.R.L. or Sociedad Minera El Brocal S.A.A. An additional mine, which is under development and is not yet operational, is owned by Molle Verde S.A.C. None of the Company’s other companies own or operate any operational mines.

8.	Disclose in footnote 27 the “measure of profit or loss” regularly reviewed by the chief operating decision maker. Refer to paragraph 23 of IFRS 8.

The Company acknowledges the Staff’s comment and advises the Staff that because the Company’s only reportable segment is the mining segment, the gross profit, operating profit and net profit (loss) set forth in the Company’s consolidated statements of profit or loss are the measures of profit or loss regularly reviewed by the Company’s chief operating decision maker.

In footnote 27 to the Company’s consolidated financial statements for the year ended December 31, 2014 and in the corresponding footnote to the financial statements included in Form 20-F filings made thereafter, the Company intends to add the following sentence at the end of the second paragraph in such footnote.

“Since the Group’s only reportable segment is mining, the Group’s chief operating decision maker utilizes gross profit, operating profit and net profit (loss) as stated in the Group’s consolidated financial statements to evaluate the performance of, and allocate resources to, the Group.”

Form 6-K furnished February 28, 2014

9.	We note you disclose a non-GAAP measure labeled as “EBITDA” and provide reconciliation at Appendix 3 of your earning release. However, the adjustments to derive “EBITDA” from net income include items other than interest, taxes, and depreciation and amortization. Please confirm to us that you will revise to characterize this measure as “Adjusted EBITDA” or another label to clearly distinguish it from EBITDA. Refer to the staff’s Compliance & Disclosure Interpretations (“C&DIs”) on the use of non-GAAP measures at Section103. http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

The Company acknowledges the Staff’s comment and advises the Staff that in future earnings releases issued by the Company, the company will present this measure as “Adjusted EBITDA”.

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* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would appreciate receiving any further questions or comments that the Staff may have regarding this letter, the Form 20-F or the Form 6-K at the Staff’s earliest convenience. You should contact the undersigned at 212-530-5546, Trevor K. Truman at 44-20-7615-3186 or George A. Naya at 212-530-5159.

Sincerely,

/s/ Arnold B. Peinado, III

cc:	Securities and Exchange Commission:
Steve Lo
George K. Schuler

Compañía de Minas Buenaventura S.A.A.:
Carlos Galvez
Daniel Dominguez

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